EX-FILING FEES
Calculation of Filing Fee Table

Schedule TO
(Form Type)

Prospect Floating Rate and Alternative Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	$532,720(1)	$0.00015310	$81.56(2)
Fees Previously Paid	N/A		—
Total Transaction Valuation	$532,720
Total Fees Due for Filing			$81.56
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$81.56

(1) On September 29, 2025, the Registrant offered to purchase up to the number of shares of its common stock that it can repurchase with the cash retained during the quarter ended June 30, 2025, as a result of issuing shares through its distribution reinvestment plan to shareholders who elected to receive their distributions in the form of additional shares of common stock rather than in cash, at a price equal to the net asset value as of October 31, 2025. The transaction valuation is estimated solely for purposes of calculating the filing fee and represents the total cost to Registrant of purchasing the estimated maximum number of shares pursuant to the offer utilizing the net asset value per share of Class A and Class I shares of $4.53 as of July 31, 2025.
(2) Calculated as 100% of the Transaction Valuation.